Exhibit 15.1

Mid-Quarter Market Update

As public markets falter, we remain confident in Fundrise as a fortress for investor portfolios.

In an effort to continually increase the frequency with which we communicate to investors, and given the increasing level of uncertainty in the market, we felt it worthwhile to provide a mid-quarter update, sharing our most recent thinking on where things stand today and what may lay ahead.

We can’t promise that it will be feasible (or warranted) to provide such additional analysis each quarter but, when relevant, we feel it best to share more with our investors rather than less.

Scenario planning, put to the test

At the end of Q1, we reiterated our concerns from the beginning of the year that the overall level of uncertainty in the market that was building with inflation was likely to be both greater in magnitude and more persistent than most “experts” were predicting.

More recently, in our second episode of the Onward podcast, we discussed the potential impacts of this inflationary environment and the concept of scenario planning as a tool that we often rely on when attempting to think through the multitude of possible outcomes of an inherently unknown future.

As a quick crash course for those who aren’t familiar (or weren’t able to listen to the podcast), this process of scenario planning involves playing out three different scenarios simultaneously:

●	Scenario 1: “More of the same”
●	Scenario 2: “Things get worse”
●	Scenario 3: “Something unexpected happens”

The markets may be facing critical crossroads

Today, 45 days later, it feels increasingly clear to us that we are going through the initial stages of scenario #2 where, over the next several weeks and months, things are likely to get worse from an economic standpoint before they get better.

The root causes of this now feel mostly known. Inflation in fact turned out NOT to be transitory. Supply chain problems initially brought on by pandemic disruptions have become a series of dominoes, each bottleneck triggering the next. And of course the Russian invasion of Ukraine has added a whole new level of risk to an already highly combustible mix.

At this point, the question in our mind is not if things will get worse but instead how much worse and how quickly.

As of Monday, the stock market had already given back nearly half of all the gains earned from the beginning of 2020.1 Meanwhile, the technology-heavy NASDAQ index is down roughly 26% just this year.2

And this after only the first few of what is expected to be an extended series of rate hikes by the Fed, which has outlined a target Fed Funds rate of 2-3% by 2023. (After the most recent 50 bps hike on May 4, the rate stands at just 1.00%.)

Of course it is possible that the Fed will be successful in walking the extremely narrow tightrope of taming inflation while not overly restricting growth such that it causes a collapse. However, the Fed has never (at least in modern history) successfully brought inflation down by more than 2% without causing a recession.

What does this mean for you, as an investor?

Relative to the rest of the market, we continue to feel as confident today in the current portfolio’s ability to outperform as we have at any point.

While future performance can't be guaranteed, we believe the combination of the right assets (multifamily residential, single-family rental, and last-mile industrial), owned at reasonable basis (often at or below replacement cost), in the right markets (Sunbelt), and at relatively conservative leverage (generally less than 50% LTV at a portfolio level) all work together to create a remarkably stable foundation (or fortress) able to weather a severe storm.

Again, this is not to say that real estate is not susceptible to market corrections, as the Great Financial Crisis of 2008 made abundantly clear. Depending on the length and severity of a possible recession, even the best performing real estate can experience periods of negative performance.

However, in many ways, it is the hangover of 2008 — the increased regulation around real estate lending and decimation of the homebuilding industry — that has led to the lower leverage and chronic undersupply that puts real estate and, more specifically, our Fundrise portfolio in such a strong position.

As we look ahead, we expect to take a more patient position as we continue to grow the portfolio. The repricing that we’ve seen in the public markets is only just starting to work its way into the private market and we expect asset prices to either moderate or, in some cases, come down over the next several months, creating attractive buying opportunities for groups like us.

More specifically, we will be intently watching the Treasuries market and in particular paying close attention to how things unfold in June when the Fed begins “quantitative tightening,” effectively pulling money out of the financial system by shrinking its $9 trillion balance sheet. Four years ago, this process created a series of seemingly unpredictable mini liquidity crises, forcing the Fed to step back in to calm markets. If they do end up successfully burning off much of the balance sheet, it could result in sustained downward pricing pressure on a large swath of assets.

Those who’ve been with us for a while will not be surprised that we tend to believe “only the paranoid survive.” And as always, we’ll continue to move forward within the spirit of great value investors like Seth Klarman with the belief that by taking care of the downside the upside will take care of itself.

Interesting times lay ahead. We look forward to once again proving out the core proposition of the Fundrise platform.

Until then, onward.

Ben & the entire Fundrise team

1 As measured by the S&P 500 Index from January 1, 2020 through May 16, 2022.

2 As measured by the Nasdaq Composite Index from January 1, 2022 through May 16, 2022.